Filed Pursuant to Rule 424(b)(3)
Registration No. 333-183614

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.
SUPPLEMENT NO. 8 DATED FEBRUARY 20, 2014
TO THE PROSPECTUS DATED APRIL 26, 2013
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT, Inc. dated April 26, 2013, Supplement No. 6 dated November 22, 2013, and Supplement No. 7 dated February 7, 2014. Supplement No. 6 amended and superseded all prior supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to disclose:

•	an update on the status of our offering and the ownership of our operating partnership; and

•	an update regarding the anticipated duration of our offering.
Status of Our Offering and Ownership of Our Operating Partnership
We commenced our initial public offering of shares of our common stock on November 6, 2009. On April 25, 2013, we terminated our initial public offering, having received gross offering proceeds of approximately $191.5 million. We commenced the follow-on offering of shares of our common stock (our “Follow-on Offering”) on April 26, 2013. As of February 14, 2014, we have received gross offering proceeds of approximately $495.6 million from the sale of approximately 48.3 million shares in our Follow-on Offering. As of February 14, 2014, approximately $604.4 million in shares remained available for sale to the public under our Follow-on Offering, including shares available under our distribution reinvestment plan. As of February 14, 2014, we have received aggregate gross offering proceeds of $689.5 million from all offerings, including $2.4 million from a private offering of our shares that terminated on November 6, 2009.
As of February 14, 2014, we owned approximately 70% of the total limited partnership units (approximately 93.4% of the common units) of our operating partnership, Griffin Capital Essential Asset Operating Partnership, L.P., and our sponsor, Griffin Capital Corporation, and certain affiliates of our sponsor including our Chief Executive Officer and Chairman, Kevin A. Shields, our President, David C. Rupert, and our Vice President — Acquisitions, Don G. Pescara, owned approximately 2.7% of the total limited partnership units of our operating partnership. The remaining approximately 27.3% of the total limited partnership units were owned by unaffiliated third parties.
Anticipated Duration of our Offering
We have disclosed in our prospectus that we will offer shares of our common stock in this offering until April 26, 2015, unless extended by our board of directors for an additional year as permitted under applicable law, or extended with respect to shares offered pursuant to our distribution reinvestment plan. We also reserve the right to terminate the offering at any time.
We currently anticipate the closing of our follow-on offering on or around May 9, 2014. This determination is based on the current and anticipated pace of sales of our common stock. We will continue to monitor the pace of sales during the course of this offering, and may adjust our anticipated offering closing date as necessary should these factors change.

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